Angel Oak Funds Trust
One Buckhead Plaza | 3060 Peachtree Road NW, Suite 500 | Atlanta, Georgia 30305

April 13, 2016

VIA EDGAR TRANSMISSION

Mr. Keith Gregory
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:
Angel Oak Funds Trust (the “Trust”)
Angel Oak High Yield Opportunities Fund (the “Fund”)
Request for Acceleration of the Effective Date of Post-Effective Amendment No. 14 to the
Registration Statement on Form N-1A (File Nos. 811-22980 and 333-197427) (the “Amendment”)

Dear Mr. Gregory:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Amendment be accelerated so that the same will become effective on Thursday, April 14, 2016, or as soon thereafter as practicable.

In connection with this request, Quasar Distributors, LLC, the underwriter for the Trust, has also signed this letter requesting acceleration.

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

Angel Oak Funds Trust	Quasar Distributors, LLC

/s/ Dory S. Black	/s/ James R. Schoenike
Dory S. Black, Esq.	James R. Schoenike
President	President